UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

INTELLICHECK, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)
45817G201

(CUSIP Number)
OCTOBER 26, 2017

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 45817G201		Page 2 of 5 Pages
1.	Name of Reporting Persons Rawleigh Hazen Ralls, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 590,000
	6.	Shared Voting Power 794,500
	7.	Sole Dispositive Power 590,000
	8.	Shared Dispositive Power 794,500
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 794,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (1)
12.	Type of Reporting Person (See Instructions) IN
(1)  This percentage is calculated based upon 14,981,633 shares of the Issuer's common stock outstanding as of August 14, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2017 (Commission File No. 000-50296) filed with the Securities and Exchange Commission on August 14, 2017.

Cusip No. 45817G201	Page 3 of 5 Pages

Item 1(a)     Name of Issuer
Intellicheck, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices

100 Jericho Quadrangle, Suite 202
Jericho, New York 11753

Item 2(a)     Name of Person Filing

Rawleigh Hazen Ralls, IV

Item 2(b)     Address of Principal Business Office or, if none, Residence

c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302

Item 2(c)     Citizenship

United States of America

Item 2(d) Title of Class of Securities
Common Stock, $0.001 par value
Item 2(e)     CUSIP Number
45817G201
Item 3
Not applicable.
Item 4     Ownership
	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1)
Rawleigh Hazen Ralls, IV	590,000	794,500 (2)	590,000	794,500 (2)	794,500 (2)	5.3%

(1)
This percentage is calculated based upon 14,981,633 shares of the Issuer's common stock outstanding as of August 14, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2017 (Commission File No. 000-50296) filed with the Securities and Exchange Commission on August 14, 2017.

(2)
Includes 240,000 shares held by the Rawleigh Ralls Individual Retirement Account, 124,500 shares held directly by Kate Ralls, his spouse, and 80,000 shares held by the Kate Ralls Individual Reitrement Account.

Item 5     Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐
Item 6     Ownership of More than Five Percent of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Cusip No. 45817G201	Page 4 of 5 Pages
Item 8     Identification and Classification of Members of the Group
Not applicable.
Item 9     Notice of Dissolution of Group
Not applicable.
Item 10     Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 3rd day of November, 2017.

/s/ Rawleigh Hazen Ralls IV
RAWLEIGH HAZEN RALLS, IV